

April 27, 2011

Joseph L. Hooley
Chairman, President and Chief Executive Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

      Re: State Street Corporation
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed February 28, 2011
               File No. 001-07511

Dear Mr. Hooley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 7

1.   We note disclosure in your risk factor included in the second paragraph of page nine related to the credit facilities provided in connection with the remarketing of municipal obligations, which potentially expose you to credit exposure to the municipalities issuing such bonds. Additionally, we note that you hold a portfolio of state and municipal bonds, which in light of the current economic environment, have increased in risk. Please provide us with an analysis that summarizes and quantifies your exposures (both direct and indirect) to state and municipal entities, including but not limited to direct investments in municipal bonds, letters of credit and sponsorship of municipal bond securitization vehicles. Please also consider revising your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to more clearly disclose your risk concentration within this industry.

2.   We note your disclosure on page 17 in your risk factor related to potential losses arising from bankruptcy-related claims by and against Lehman entities in the U.S. and the U.K. We also note that it is possible that your obligations, net of recoveries, to Lehman entities may be substantial, with the result that your net payment obligations potentially could be as much as several hundred million dollars. Please tell us why you do not appear to have provided a discussion of this contingency in Note 11 of your consolidated financial statements. Additionally, please tell us whether you have accrued for any of your potential exposure related to this matter.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 35

Consolidated Results of Operations, page 38

Trading Services, page 43

3.   We note your disclosure that trading services revenue includes revenue from foreign exchange trading and brokerage and other trading services. Given the significance of foreign exchange transactions to your results of operations, please revise future filings to describe the different ways in which you execute foreign exchange transactions with clients. As part of your enhanced disclosure, please describe the types of fees and other revenues earned by these different transactions, and the relative profitability and volume of each type.

Liquidity, page 74

4.   We note your disclosure of the value of your liquid assets, as defined on page 76, as of December 31, 2010 and 2009. Given the importance of liquidity to your operations and the potential volatility of liquid assets on a daily basis, in addition to disclosing the amount of liquid assets as of the balance sheet dates, please also disclose the average amounts of liquid assets during the period. Additionally, please consider disaggregating and quantifying the components included in liquid assets, on both a period end and average during the period basis.

5.   We note your disclosure on page 75 that you generally manage liquidity risk on a global basis at a consolidated level, but that you also manage parent company liquidity, and in certain cases, branch liquidity separately. Your disclosure then also describes that only certain subsidiaries have access to certain funding products, such as the federal funds market and the Federal Reserve's discount window. In light of these differences, and the fact that liquidity is also managed separately at these other levels, in future filings please provide more quantitative discussion of liquidity, such as liquid assets, at these other levels.

Market Risk, page 79

6.   We note your disclosure on page 79 that as part of your trading activities, you assume
        positions in the foreign exchange and interest-rate markets by buying and selling cash
        instruments and using derivatives, and that the aggregate notional amount of those
        derivatives was $744.6 billion as of December 31, 2010. Based on disclosures here and
        in various parts of your filing, it appears that trading services includes revenue from
        foreign exchange trading and brokerage and other trading services. It is not clear,
        however, how much of this revenue was generated from your proprietary trading
        business. We believe that separate quantification of your proprietary trading revenues
        will provide useful information to allow readers to understand the significance of your
        proprietary trading activities to your overall results of operations and to more clearly
        understand the impact that the Volcker rule and its limitations on proprietary trading
        activities is expected to have on your business going forward. Accordingly, please revise
        your future filings to separately disclose your revenues earned from proprietary trading
        activities. In addition, please clearly define what you consider to represent proprietary
        trading activities and discuss changes you plan to implement, or have implemented, as a
        result.

Notes to Consolidated Financial Statements, page 93

Note 1. Summary of Significant Accounting Polices, page 93

Allowance for Loan Losses, page 96

7.   You state on page 96 that you record a provision for loan losses based on management's
        estimate of the amount necessary to maintain the allowance at a level considered
        "adequate" to absorb estimated probable credit losses. If true, please revise to confirm
        here as well as in management's discussion and analysis to clearly state that you recorded
        the allowance for loan losses at the amount that you believe to be the "appropriate"
        amount as an estimate of your inherent probable losses within your loan portfolio.

Note 3. Investment Securities, page 103

8.   We note your disclosure related to the repositioning of your investment portfolio in
        December 2010 that resulted in the sale of approximately $11 billion of investment
        securities, of which $4.8 billion was previously classified as held to maturity. We further
        note your disclosure that this repositioning was undertaken to enhance your capital ratios
        under evolving regulatory capital standards, increase your balance sheet flexibility in
        deploying your capital and reduce your exposure to certain asset classes. Please further
        elaborate on the evolving regulatory capital standards that led in part to your
        determination to sell securities classified as held to maturity and explain how your
        decision met one of the criteria in ASC 320-10-25-6. Lastly, please tell us if any of these

held to maturity securities sold were part of the $14.6 billion of securities transferred from available for sale to held to maturity during the fourth quarter of 2008.

Note 4. Loans and Leases, page 111

9.   We note your disclosure on page 112 regarding a modification made to one of your commercial real estate (CRE) loans during 2010 in addition to the execution of a $180 million revolver facility, of which $160 million is currently outstanding as of December 31, 2010. Please tell us and revise your future filings, beginning with your Form 10-Q for the period ended March 31, 2011, to address the following:

- The terms of the restructuring of the original loan specifically including the concession(s) granted;
- Whether upon restructuring, you charged-off any amount of the original loan along with how you determined this amount, as applicable;
- Whether the loan considered to be a troubled debt restructuring (TDR) was classified as a non-accrual or accrual and how you made this determination; and
- Additional information related to the execution of the $180 million revolver facility including but not limited to the reasons for the extension given the fact that other loans extended to this borrower have been restructured, the loan terms in further detail, whether this loan is currently performing as agreed, whether and how interest is being accrued on the loan and any other information deemed necessary for a complete understanding.

10.   As a related matter, please tell us and revise your future filings, beginning with your Form 10-Q for the period ended March 31, 2011, to more fully explain the composition of your TDR loans as of a period end, along with information related to the type(s) of concessions granted, accrual/non-accrual status, whether these loans are considered impaired and any other information deemed necessary for a complete understanding. We note your disclosure on page 114 that as of December 31, 2010 you had $307 million of CRE loans which were modified in TDRs, but absent the disclosure on page 112 no additional disclosures are provided.

Definitive Proxy Statement on Schedule 14A

Item 1 – Election of Directors, page 7

11.   We refer to the director biographies on pages 8 to 13 of your proxy statement and note your disclosure at the bottom of page 23. In future filings, please ensure that each director biography clearly reflects the specific experience, qualifications, attributes, or skills that led to the conclusion that each director or director nominee should serve in that capacity, in light of your business and structure. Refer to Regulation S-K Item 401(e)(1). We note in this regard that the biographies for Dame Fawcett, Dr. Hill and Messrs. Sergel, Summe and Weissman do not discuss the reasons for the Board's conclusion that

they should to serve as directors in the same manner reflected in the biographies of the other directors.

Compensation Discussion and Analysis, page 36

12.   We note your statement that the Committee was aware of prior "say on pay" approvals when making its compensation determinations for 2010. In future filings, please discuss whether the Committee considered the results of the most recent shareholder advisory vote. If applicable, discuss how the Committee's consideration affected compensation decisions and policies. Please see Item 402(b)(1)(vii) of Regulation S-K.

Incentive Compensation, page 39

13.   Please tell us and revise your future filings to clarify how your stock performance relates to actual incentive compensation awards for your named executive officers. We note in this regard your disclosure at the bottom of page 39 that incentive compensation awards are significantly dependent on the performance of your stock.

14.   Please provide proposed disclosure to be included in future filings disclosing the ROE level included in the 2011 budget and used as the performance vesting criteria and clarify what "pre-established, objectively determinable factors" you use to adjust the applicable ROE levels. Similarly discuss performance vesting criteria for the three-year "cliff" vesting equity awards that are applicable to Mr. Powers and based upon SSgA's performance.

15.   We refer to your disclosure at the bottom of page 41. Please provide proposed disclosure to be included in future filings indicating what "certain events" trigger acceleration of deferred cash awards.

16.   Please clarify whether the "annual financial performance goals" mentioned in the second paragraph on page 42 differ from the Operating NIBTIC levels that you say represent an initial payout opportunity. If so, provide proposed future disclosure disclosing the goals, and clarify how attainment of such goals relates to named executive officers' cash incentive compensation payout. Please also reconcile your disclosure that "[t]he SEAIP allows the Committee to exercise negative discretion to make awards that are less than the payout opportunity" with your disclosure in column (g) of the Summary Compensation Table that appears on page 49 of your proxy. We note in this regard that Messrs. Antonellis, Phalen and Resch all appear to have received non-equity incentive compensation that exceeded their respective payout opportunities. Finally, please clarify the relationship between the payout opportunity for non-equity incentive plan awards and the target and maximums reflected in columns (d) and (e) of the Grant of Plan-Based Awards table that appears on page 52.

17.	We note that the equity awards disclosed at the bottom of page 44 and reported in column (e) of your Summary Compensation Table appear to significantly exceed the payout opportunity calculations for your named executive officers. Please provide proposed future disclosure describing in greater detail how the Committee uses the payout opportunity calculations as a guide in determining equity awards, and clarify the extent to which such awards are based upon company performance or the Committee's subjective assessment.

2010 Director Compensation, page 66

18.	Please confirm that the values included in the column titled "Stock Awards" are computed in accordance with FASB ASC Topic 718.

Form 8-K filed April 19, 2011

19.	We note your presentation of operating basis-earnings, operating basis-revenues, operating basis-expenses, earnings per share and return on common equity (both only footnoted to note that they are presented on a operating basis, which is non-GAAP), as well as full consolidated operating-basis financial statements. In future filings, given the volume of non-GAAP measures presented in the filing, please expand your disclosures to further identify these metrics as non-GAAP. For example, consider also denoting at the title of the operating-basis financial statements that they are non-GAAP and consider using a parenthetical label titled "non-GAAP" next to each non-GAAP measure when presented in a table.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz at (202) 551-3484 or Stephanie Hunsaker, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,

Suzanne Hayes
Assistant Director